UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 9, 2018

Aviragen Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	001-35285	59-1212264
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2500 Northwinds Parkway, Suite 100 Alpharetta, GA		30009
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (678) 221-3350

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On February 9, 2018, Aviragen Therapeutics, Inc. (“Aviragen”) and Vaxart, Inc. (“Vaxart”) entered into a binding settlement agreement (the “Agreement”) with Digirad Corporation (“Digirad”) and East Hill Management Company, LLC, Thomas M. Clay, Manager, (collectively, the “CAS Group”). The principal terms are as follows:

1.

The Agreement provides that at the upcoming Special Meeting of Stockholders originally scheduled for February 6, 2018, adjourned to February 9, 2018 and further adjourned to February 13, 2018 (such meeting, as the same may adjourned, postponed, recessed or otherwise delayed, the “Special Meeting”), the CAS Group will cause to be present and vote all shares of common stock of Aviragen that its members and certain of their affiliates have the right to vote, as of the record date of the Special Meeting, in accordance with the recommendations of the Board of Directors of Aviragen (the “Board”) for the proposals set forth in the proxy statement/prospectus/information statement included in the Registration Statement on Form S-4, File No. 333-222009, filed by Aviragen with the Securities and Exchange Commission (the “SEC”), declared effective by the SEC on December 29, 2017 and mailed by Aviragen to its stockholders on or about January 5, 2018 (as may be amended or supplemented from time to time, the “Proxy Statement/Prospectus/Information Statement”), including a vote in favor of the issuance of common stock of Aviragen to holders of Vaxart pursuant to the terms of the Agreement and Plan of Merger, dated as of October 27, 2017, by and among Aviragen, Agora Merger Sub, Inc. (“Merger Sub”), and Vaxart, as amended by Amendment No. 1, dated February 7, 2018 (together, the “Merger Agreement”), by and among Aviragen, Merger Sub and Vaxart and a vote in favor of the reverse stock split.

2.

Pursuant to the Agreement, the CAS Group agrees to irrevocably withdraw its notice submitted to Aviragen on January 11, 2018 in which it sought to nominate eleven directors for election at the annual meeting of Aviragen stockholders originally scheduled to be held on April 11, 2018 (such meeting, as may be adjourned, postponed, recessed or otherwise delayed, the “Annual Meeting”), and further agrees that the CAS Group will not nominate, or permit any other party to nominate or otherwise encourage or facilitate the nominating of, any such person at the Annual Meeting. The Agreement also contains a customary mutual release of claims by each of the CAS Group, Aviragen and Vaxart.

3.	Under the Agreement, the CAS Group also agrees to irrevocably withdraw its demand to review the books and records of Aviragen under 8 Del. C. § 220.

4.

From the date of the Agreement and for one year thereafter, the members of the CAS Group and certain of their affiliates agree to refrain from, among other things, (i) acquiring or seeking to acquire any shares or other securities of Aviragen or Vaxart, (ii) soliciting proxies in opposition of any recommendation or proposal of the Board, (iii) nominating persons for election to, or seeking to remove any persons from, the Board or other officer position of Aviragen, (iv) seeking to initiate or join in any extraordinary transaction, including any merger, consolidation or business combination, (v) commencing, encouraging or supporting any derivative action in the name of, or pursuing any class action against, Aviragen or Vaxart.

A copy of the Agreement is filed with this Current Report on Form 8-K (the “Form 8-K”) and attached hereto as Exhibit 10.1 and incorporated by reference herein. The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement.

Item 5.07	Submission of Matters to a Vote of Security Holders.

As previously announced, on February 6, 2018, the Special Meeting was convened and thereafter adjourned pursuant to the adjournment proposal that was submitted to stockholders of Aviragen to adjourn to solicit additional votes in favor of the Stock Issuance Proposal, without any other business being conducted. The adjournment proposal is Proposal Number 5 in the Proxy Statement/Prospectus/Information Statement and is described in more detail therein. The preliminary voting results for the adjournment proposal are set forth below and are subject to change. If the results change, Aviragen will file an amendment to this Current Report on Form 8-K to disclose the final results within four business days after they are known.

For	Against	Abstain	Broker Non-Votes
15,465,727	9,711,481	86,903	0

On February 9, 2018, the Special Meeting was reconvened and was again adjourned by the chairman of the special meeting to provide Aviragen’s stockholders additional time to consider and vote on the issuance of Aviragen common stock under the Merger Agreement. The Special Meeting will be reconvened at 10:00 a.m. Eastern Standard Time on February 13, 2018, at the same location, 2500 Northwinds Parkway, Suite 100, Alpharetta, Georgia 30009. There was no change to the record date of January 2, 2018.

Item 8.01	Other Events.

On February 9, 2018, Aviragen issued a press release announcing the signing of the Agreement and certain related matters. A copy of the press release is filed with this Form 8-K and attached hereto as Exhibit 99.1.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Aviragen, Vaxart, the proposed merger of Aviragen and Vaxart (the “Merger”) and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Aviragen, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: our expectations as to when top-line safety and efficacy data for BTA074 (teslexivir) are expected; our expectations related to the direct-acting antiviral mechanism of action of teslexivir; the risk that the conditions to the closing of the Merger are not satisfied, including the failure to timely or at all obtain stockholder approval for the Merger; uncertainties as to the timing of the consummation of the Merger and the ability of each of Aviragen and Vaxart to consummate the Merger; risks related to Aviragen’s ability to correctly estimate its operating expenses and its expenses associated with the Merger; risks related to the market price of Aviragen’s common stock relative to the exchange ratio; the ability of Aviragen or Vaxart to protect their respective intellectual property rights; competitive responses to the Merger; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; provisions in certificate of incorporation, bylaws and laws of Delaware containing provisions that could delay or discourage a change in control of the Company; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Aviragen’s most recent Annual Report on Form 10-K, and Aviragen’s recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Aviragen can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, Aviragen undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Filed with the SEC

In connection with the proposed transaction between Aviragen and Vaxart, Aviragen has filed relevant materials with the SEC, including a registration statement that contains a proxy statement and prospectus. AVIRAGEN URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AVIRAGEN, THE MERGER AND RELATED MATTERS. Investors and shareholders may obtain free copies of the proxy statement, prospectus and other documents filed by Aviragen with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Aviragen with the SEC by contacting Aviragen Therapeutics, Inc., 2500 Northwinds Parkway, Suite 100, Alpharetta, Georgia 30009, Attention: Corporate Secretary or delivered via e-mail to investors@aviragentherapeutics.com. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials before making any voting or investment decision with respect to the Merger.

Participants in the Solicitation

Aviragen and Vaxart, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about Aviragen’s directors and executive officers is included in Aviragen’s Annual Report on Form 10-K for the year ended June 30, 2017, filed with the SEC on September 1, 2017, and the Form 10-K/A filed with the SEC on October 20, 2017. Additional information regarding these persons and their interests in the Merger will be included in the proxy statement relating to the Merger when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 9.01	Financial Statements and Exhibits.

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aviragen Therapeutics, Inc.

Date: February 9, 2018	/s/ Joseph M Patti
	Name:	Joseph M Patti
	Title:	Chief Executive Officer and President
(Duly Authorized Officer)

EXHIBIT INDEX

Exhibit No.	Description

10.1	Settlement Agreement, dated as of February 9, 2018, by and among Aviragen Therapeutics, Inc., Vaxart, Inc., Digirad Corporation and East Hill Management Company, LLC.

99.1	Press Release of Aviragen Therapeutics, Inc. dated February 9, 2018.